Exhibit 99.1

For immediate release

Company name: Sankyo Co., Ltd.

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4501, First Section, Tokyo, Osaka, and Nagoya Stock Exchanges;

Fukuoka and Sapporo Stock Exchanges)

Please address inquiries to Katsuyuki Yogosawa, Director,

Corporate Communications Department

Telephone: +81-3-5255-7034

Company name: Daiichi Pharmaceutical Co., Ltd.

Representative: Kiyoshi Morita, President and Chief Executive Officer

(Code no.: 4505, First Section, Tokyo and Osaka Stock Exchanges)

Please address inquiries to Toshio Takahashi, Director,

Corporate Communications Department

Telephone: +81-3-3273-7107

DAIICHI SANKYO COMPANY, LIMITED Announces Forecast of FY2005 Results Tokyo, September 2, 2005 – Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. will establish, by joint stock transfer on September 28, 2005, the joint holding company, DAIICHI SANKYO COMPANY, LIMITED, under which both companies will become wholly owned subsidiaries, and in line with this, would like to announce the forecast of FY2005 results.

1.	Consolidated result estimates for FY2005 (April 1, 2005 – March 31, 2006)

			(Unit: million yen	)

	Net sales	Recurring income	Net income
Full-term	894,500	126,500	62,000

2.	Non-consolidated result estimates for FY2005 (September 28, 2005 – March 31, 2006)

			(Unit: million yen	)

	Net sales	Recurring income	Net income
Full-term	78,000	74,000	74,000

3.	FY2005 dividend schedule

DAIICHI SANKYO COMPANY, LIMITED plans to issue dividends of 25 yen per share to its stockholders at the end of March 2006. Since the company is to be established on September 28, it will not be able to issue an interim dividend for the beginning of this fiscal year. In lieu of an interim dividend payment, the company will pay a stock transfer subsidy of 25 yen per share of ordinary stock, within three months after the stock transfer date, to shareholders of Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. listed on their final respective registers of shareholders (including the register of beneficial shareholders) on September 27, 2005.

*	The above estimates were prepared on the basis of information obtainable at the time of this announcement. Actual results may differ from the figures estimated above due to unforeseen circumstances.